UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

VIZIO Holding Corp.

(Name of Issuer)

Class A common stock, par value US$0.0001 per share

(Title of Class of Securities)

92858V101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92858V101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AmTRAN Technology Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,075,877
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,075,877
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,075,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO
(1) The percentage ownership is calculated based upon 110,813,782 shares of Class A common stock outstanding as of October 31, 2021 as reported in VIZIO Holding Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 10, 2021.

CUSIP No. 92858V101	13G

Item 1.

(a)	Name of Issuer VIZIO Holding Corp.

(b)	Address of Issuer’s Principal Office 39 Tesla Irvine, California 92618

Item 2.

(a)	Name of Persons Filing AmTRAN Technology Co. Ltd.

(b)	Address of the Principal Office or, if none, residence 17F, No. 268, Lian Chen Rd., Jhonghe City, Taipei County, Taiwan, R.O.C.

(c)	Citizenship Taiwan

(d)	Title of Class of Securities Class A common stock, par value US$0.0001 per share

(e)	CUSIP Number 92858V101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 14,075,877

(b)	Percent of class: 12.7%

(c)	Number of shares as to which the person has:

CUSIP No. 92858V101	13G

(i)	Sole power to vote or to direct the vote: 14,075,877

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,075,877

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 92858V101	13G

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2022 Date AmTRAN Technology Co. Ltd.

/s/ Alph Wu Signature
Alph Wu, Chairman/CEO
Name/Title